Filed by Queens County Bancorp, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Queens County Bancorp, Inc.
Commission File No. 0-22278

September 8, 2000	Ilene A. Angarola Vice President Investor Relations 718-359-6401, ext. 275

QCSB CHAIRMAN, PRESIDENT, & CHIEF EXECUTIVE OFFICER JOSEPH R. FICALORA
TO SPEAK AT FRIEDMAN, BILLINGS, RAMSEY & CO. INVESTOR CONFERENCE
MONDAY, SEPTEMBER 11, AT 11:40 A.M.

Queens, N.Y., September 8, 2000 - Joseph R. Ficalora, chairman, president, and chief executive officer of Queens County Bancorp, Inc. (Nasdaq: QCSB), will speak about the Company's financial performance and its pending acquisition of Haven Bancorp, Inc. from 11:40 a.m. - 12:10 p.m. on Monday, September 11, at an investor conference sponsored by Friedman, Billings, Ramsey & Co. in Washington, D.C. Mr. Ficalora's remarks and his accompanying PowerPoint presentation will be web cast in real time at the sponsor's Web site, www.fbr.com, and will continue to be available for sixty days.

Queens County Bancorp, Inc. is the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. The Bank gathers deposits from its customers in Queens and Nassau counties and invests these funds in the origination of multi-family mortgage loans throughout metropolitan New York. Information about the Company and its financial performance may be found at www.qcsb.com.

Queens County Bancorp, Inc. and Haven Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's Web site (www.sec.gov). In addition, documents filed with the SEC by the Company will be available without charge from Ilene A. Angarola, Vice President, Investor Relations, Queens County Bancorp, Inc., 38-25 Main Street, Flushing, New York 11354. Documents filed with the SEC by Haven Bancorp, Inc. will be available free of charge from Catherine Califano, Senior Vice President and Chief Financial Officer, Haven Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590.

The directors, executive officers, and certain other members of management and employees of each of the Company and Haven, as well as ChaseMellon Shareholder Services, L.L.C. and Morrow & Co., Inc., may be soliciting proxies from shareholders in favor of the merger. For information concerning the identity of the participants in the solicitation of proxies, including each person’s direct or indirect interests by security holdings or otherwise, investors should refer to each company’s most recent proxy statement (available through the sources set forth above) or may contact Queens or Haven, as the case may be, at the addresses listed above.